FORM 51-102F3

Material Change Report

Item 1   Name and Address of Company

HIVE Blockchain Technologies Ltd.

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2   Date of Material Change:

August 19, 2021.

Item 3   News Release:

The press release attached as Schedule "A" was disseminated on August 19, 2021.

Item 4   Summary of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 5   Full Description of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7   Omitted Information:

Not applicable.

Item 8   Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9   Date of Report:

August 19, 2021.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

August 19, 2021

HIVE Blockchain Announces The Appointment of Aydin Kilic as President

and Chief Operating Officer

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated
January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce today that the Company has appointed Mr. Aydin Kilic as President and Chief Operations Officer. He will report to Executive Chairman Mr. Frank Holmes while overseeing all operational activities, across our facilities in Canada, Iceland and Sweden.

"I have known Aydin for the past 3 years and have found his knowledge and experiences in Bitcoin mining and Data Center Management invaluable" said Executive Chairman Frank Holmes.

Aydin Kilic has a 20-year career as an entrepreneur and electrical engineer with expertise in cryptocurrency, capital markets, real-estate development and scientific research. Mr. Kilic founded Fortress Blockchain Corp. in 2017 a Canadian public company in the blockchain industry mining BTC. Further, Aydin Kilic will bring to the Hive team a comprehensive understanding of Canadian securities laws, public company audit demands, ESG investing and exchange rules governing publicly traded crypto mining companies. Further, Mr. Kilic has both a degree in Electrical Engineering and deep experiences in the Bitcoin mining ecosystem.

Additionally, Mr. Kilic lead real-estate development projects valued at over $150 million CAD through large re-zoning and permitting processes. He has secured over $100 million in project and construction financing from Canadian banks, in addition to overseeing the successful acquisition of over $100 million of real property transactions. Prior to this, Mr. Kilic worked professionally as a radio frequency (RF) engineer at Sierra Wireless, where he conducted research in electromagnetic science and worked in product development of compact broadband antennas for wireless wide area network (WWAN) cellular devices, collaborating globally with leading test laboratories in France and California.

Mr. Kilic holds a degree in Engineering Science (Honours) from Simon Fraser University, having specialized in high-frequency electronics and time-variant 3D electromagnetics. In addition, he holds a black-belt in martial arts.

Mr. Kilic's has a diverse background and a tremendous amount of accumulated experience and expertise which will continue to propel HIVE forward during these periods of rapid growth. We look forward to welcoming him aboard.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digi tal currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. The Company has assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.